December 20, 2018

VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	AS Capital, Inc.
Registration Statement on Form 10-12(g)
Filed on November 1, 2018
File No. 000-55999

To whom this may concern:

Registration Statement on Form 10-12(g)

Business Development, page 2

1.	Please revise the first four paragraphs to discuss your business operations and your status as a reporting company during the period specified. Also, describe your business operations, if any, during the period subsequent to your Form 15 filing and prior to August 9, 2018.

The Company was incorporated on June 15, 2006 under the laws of the State of Nevada as Jupiter Resources, Inc. 75,000,000 shares of stock was authorized all as Common par value $0.001 no other classes of stock were authorized. On March 27, 2007, we entered into an agreement with Ms. Helen Louise Robinson of Vernon, British Columbia, whereby she agreed to sell to us one mineral claim located approximately 30 kilometers northwest of Vernon, British Columbia in an area having the potential to contain silver or copper mineralization or deposits. In order to acquire a 100% interest in this claim, we paid $7,500 to Ms. Robinson. However, we were unable to keep the mineral claim in good standing due to lack of funding and our interest in it has lapsed.

On March 25, 2009, the articles were amended to authorize an addition of 10 million preferred shares making a total of 85,000,000 shares authorized ( 75M common, 10 preferred)

On April 30, 2009 the company filed an amendment to change the name of the corporation to Rineon Group, Inc. On March 30, 2009, Jupiter Resources, Inc. (the “Company”) entered into a binding letter of intent (the “Letter of Intent”) with NatProv Holdings, Inc., a British Virgin Islands corporation (“Natprov”). Pursuant to the terms of the Letter of Intent, Natprov and the Company will commence the negotiation and preparation of a definitive share exchange agreement which shall contain customary representations, warranties and indemnities as agreed upon by Natprov, the Company and the shareholders of Natprov, whereby the Company, Natprov and the shareholders of Natprov will complete a share exchange transaction (the “Transaction”) on or before May 26, 2009, subject to certain conditions precedent to the closing of the Transaction.

On May 01, 2009 the company filed a Certificate of Designation to designate 36,000 shares of Series A Convertible Preferred Stock, out of the 10 million preferred stock. These shares have no votes for matters brought before the common shareholders, only with matters regarding the Series A shares where they will be the only voters. They can convert into common but cannot at anytime convert to hold more than 4.95% of the issued and outstanding common shares.

On May 14, 2009 the Company entered into a preferred stock purchase agreement dated as of April 30, 2009 (the “Preferred Stock Purchase Agreement”) under which the Company sold an aggregate of 36,000 shares of its Series A convertible preferred stock (the “Series A Preferred Stock”) to Intigy Absolute Return Ltd., a British Virgin Islands corporation (“Intigy”), for a purchase price of $36,000,000, or $1,000 per share of Series A $.001 Par Value Preferred Stock. In addition, pursuant to the terms of a stock purchase agreement dated as of May 14, 2009, Rineon agreed to acquire 1,985,834 shares of Amalphis from NatProv Holdings Inc (“NatProv”) for a total consideration of $36,000,000. Of the 2,437,500 shares of Amalphis held by NatProv, 1,985,834 were converted into Class A Preferred non-voting shares, which were then assigned by NatProv to Rineon. As a result, NatProv now owns 451,666 Common Shares of Amalphis, representing 100% of the voting shares of Amalphis, and Rineon owns 1,985,834 of Amalphis’ Class A Preferred Shares which have the same rights and privileges as the common shares except that they have a liquidation preference and no voting rights. Amalphis’ Class A Preferred Shares are not convertible into Common Shares.

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The transactions consummated as set forth above resulted in a change of control of the Company. In connection with such change in control, on May 14, 2009 the board of directors of the Company authorized a change in the fiscal year end of the Company from May 31 to December 31.

Amalphis Group, Inc., (“Amalphis”) was formed in July 2008 as a British Virgin Islands (BVI) Business Company. Amalphis, through it’s wholly owned subsidiary Allied Provident, Inc. (“API”), offers customized reinsurance products in markets where traditional reinsurance alternatives are limited. In addition, the Amalphis was formed to directly sell a variety of property and casualty insurance products to businesses around the world. In September 2008, Amalphis acquired API, an entity that issues customized reinsurance to a United States insurance carrier that offers automotive insurance coverage to drivers who are unable to obtain insurance from standard carriers. API was formed in Barbados on November 9, 2007 by NatProv Holdings Inc., (“NatProv”) a British Virgin Islands corporation.

There has been no business activity between the filing of the Form 15 and prior to August 9, 2018.

2.	Your disclosure on page 2 notes that a Nevada court awarded custodianship to XTC, Inc. in August 2018. Please revise to explain this development, including:

•	the reason(s) why the shareholder action was undertaken;
•	XTC’s connection, if any, to the company at the time of the action; and
•	any material terms governing the court’s awarding of custodianship to XTC.

Please also provide us a copy of the shareholder action and the court order.

Company management was unresponsive to shareholder and had refused to respond to requests to meet statute requirements to get current with the secretary of state.

XTC, Inc. was a shareholder of record as shown in the court documents. see attached court order.

Enclosed is the entire court records, from filing to closing documents.

Form of Acquisition, page 5

3.	We note your disclosure on page 6 that XTC has agreed to provide you the necessary funds to implement your business plan. Please revise to disclose the material terms of this arrangement and file the agreement as an exhibit to the registration statement. For additional guidance, refer to Compliance Disclosure Interpretations, Regulation S-K, Question 146.04.

There is no written agreement. XTC provided the funds in exchange for common shares at a set price per share.

There are issues impacting liquidity of our securities… page 11

4.	We refer to your risk factor disclosure on page 13 concerning your status as a blank check company and the applicability of Rule 419 to any subsequent offerings. Please revise your risk factor disclosure on page 11, which references a future resale offering registered on Form S-1, to discuss the applicability of Rule 419 to any such resale offering. Refer to Compliance Disclosure Interpretations, Securities Act Rules, Section 616.02.

At the time of any registered offering, the Company will not be a blank check.

Security Ownership of Certain Beneficial Owners, page 14

5.	Your disclosures indicate that you have three classes of voting securities: Common Stock, Series A Convertible Preferred Stock, and Series C Preferred Stock. Accordingly, please provide beneficial ownership disclosure for each class. Refer to Item 403(a) and (b) of Regulation S-K.

Beneficial ownership added for all classes.

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6.	Please revise the table to name each officer and director and report their holdings for each class of security. Refer to Regulation S-K, Item 403(b).

All officers listed.

Directors and Executive Officers, page 15

7.	With respect to Chris Lotito, please describe the nature of the business consulting that he has performed during the past five years. Also, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as an executive officer and director. See Item 5 of Form 10 and Item 401(e) of Regulation S-K.

Mr. Lotito’s consulting has mainly been in the areas of financing and business combinations. This experience with business combinations and evaluating such fit an officer /director for a company seeking an acquisition.

8.	Please clarify and expand your disclosure regarding John Karatzaferis’ principal business activities during the last five years. For instance, revise to clarify his dates of employment and the nature of the consulting performed at each identified company.

Mr. Karatzaferis has served as our president since October 2018. He has experience in the consulting and recruitment fields in both Australia and Europe. He served for 25 years as a consultant for several major organizations, including PeopleCo., AGWS, and NAB Bank in Melbourne, Australia. For three years from 2013 through 2016, he worked exclusively in debt management and credit control for NAB Bank and NCC in Melbourne, Australia. In between those dates he was self employed. Mr. Karatzaferis received a diploma for accounting and computing.

9.	Based on the disclosures in this section, it is unclear whether either of your officers/ directors has worked in the United States. Accordingly, please tell us whether your officers and directors reside in the United States.

Mr. Lotito resides solely in the United States.

Financial Statements, page F-1

10.	Please amend your filing to include your interim September 30, 2018 financial statements.

Amended to include.

Report of Independent Registered Public Accounting Firm, page F-2

11.	Please have your independent auditor revise its report with respect to your December 31, 2017 and 2016 financial statements to provide the exact date when the report was issued. Currently only the year and month but not the day of the issuance is reflected

Revised.

12.	We note that your independent auditor is located in Nigeria but your corporate headquarters are located in Nevada. Please tell us whether your independent auditor is licensed in the State of Nevada. Please explain why the location from which the audit report was rendered is Nigeria. Include a discussion of where your financial records are maintained and where the audit work was principally conducted. Tell us where your CEO/CFO is located.

Licensed in all 50 states. CEO/CFO is located in the US.

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13.	Please ask your independent auditor to revise the audit report to comply with PCOAB AS 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion. Refer to paragraphs 12-16 of AS 2415 and SEC Release 34-81916.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of AS CAPITAL, INC. (the "Company") as of December 31, 2017 and 2016, the related statements of operations, changes in shareholders' equity and cash flows, for each of the two years in the period ended December 31, 2017, and the related notes collectively referred to as the "financial statements". In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Other Explanatory Paragraph

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s losses from operations raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Olayinka Oyebola & CO

OLAYINKA OYEBOLA & CO

(Chartered Accountants)

We have served as the Company’s auditor since August 2018.

Lagos, Nigeria

October 1, 2018

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General

14.	Please note that pursuant to Exchange Act Section 12(g)(1), this registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will them be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if the comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new Form 10 that includes changes responsive to our comments.

Noted.

Sincerely,

/s/ Chris Lotito

Chief Executive Officer

AS Capital, Inc.

cc:	Ibolya Ignat

Mary Mast

Jeffrey Gabor

Joseph McCann

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